Exhibit 99.(a)(7)

Morgan Stanley China A Share Fund, Inc. Announces

Final Results of Tender Offer

NEW YORK, February 23, 2024 − Morgan Stanley China A Share Fund, Inc. (NYSE: CAF) (the “Fund”) announced today that, in accordance with the Fund’s tender offer for up to 4,342,176 of its issued and outstanding shares of common stock, which expired at 11:59 p.m. New York time on February 20, 2024, the Fund has accepted 4,342,176 shares for payment on February 21, 2024 at $14.5386 per share, which is equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on February 21, 2024. The 4,342,176 shares represent 20 percent of the Fund’s outstanding shares. A total of 18,010,696 shares were properly tendered and not withdrawn by February 20, 2024, the final date for withdrawals. Therefore, on a pro rata basis, approximately 24.1 percent of the shares so tendered by each tendering stockholder have been accepted for payment.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,400 investment professionals around the world and $1.5 trillion in assets under management or supervision as of December 31, 2023. MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals. For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.

Contacts

For more information:

(800) 231-2608